Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

August 1, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090)
Registration Statement on Form F-1 Filed July 12, 2024
File No. 333-280772

Confidential

Brittany Ebbertt

Chris Dietz

Lauren Pierce

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 29, 2024 on the Company’s registration statement on Form F-1 publicly filed on July 12, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) containing a preliminary prospectus with an estimated price range and certain exhibits via EDGAR to the Commission for review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

August 1, 2024

Subject to the Staff’s review and market conditions, the Company currently expects to price the offering as early as after market closes on August 8, 2024. The Company would greatly appreciate the Staff’s assistance in meeting its desired timetable for the offering.

*   *   *   *

Form F-1 filed July 12, 2024

Capitalization, page 91

1. Please revise to disclose total capitalization for each of the columns presented, which should include total indebtedness plus equity, and revise to remove the total liabilities, mezzanine equity and shareholders’ (deficit) /equity line item. Refer to Item 3B of Form 20-F.

In response to the Staff’s comments, the Company has revised disclosure on page 92 of the Registration Statement.

2. Please revise to include the derivative liability for the preferred stock conversion feature in the capitalization table.

In response to the Staff’s comments, the Company has revised disclosure on page 92 of the Registration Statement.

Dilution, page 94

3. Please revise to also disclose the pro forma net tangible book value and the per share value reflecting the automatic conversion of preferred stock and provide us with the related calculations for those amounts.

In response to the Staff’s comments, the Company has revised disclosure on page 94 of the Registration Statement.

The Company respectfully provided the calculations of pro forma net tangible book value and the per share value reflecting the automatic conversion of preferred stock as below.

As of March 31, 2024
USD (in thousands, except for shares and per share data)
Numerator
Net tangible book deficit	(5,278)
Pro forma adjustment for conversion of convertible redeemable preferred shares—derivative liabilities	13,777

Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares	8,499

Denominator
Number of existing ordinary shares	48,253,425
Pro forma adjustment for ordinary shares converted from convertible redeemable preferred shares	109,481,969

Number of total ordinary shares after conversion of all of our outstanding preferred shares	157,735,394

Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares per ordinary share	0.05

Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares per ADS	0.15

August 1, 2024

General

4. Given the recent deconsolidation of certain subsidiaries of the Company, please supplementally provide a legal analysis of whether the Company and/or any of its subsidiaries meets the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the Company’s cash and cash equivalents for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations.

A. The Company

The Company respectfully submits that it is primarily engaged in the business of researching, designing, developing and providing a SaaS platform in the digital corporate learning industry (the “Company Business”), and is not an investment company under Section 3(a)(1)(C) of the 1940 Act. Under Section 3(a)(1)(C) of the 1940 Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) (“Investment Securities”) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). For purposes of the 40% Test, the Company treats as “cash items” its “cash and cash equivalents” that are held as cash in bank demand deposits. On an unconsolidated basis, as of March 31, 2024, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in and loans to YXT.COM Holding Limited, its wholly-owned subsidiary.1 YXT.COM Holding Limited is a qualifying majority-owned subsidiary for purposes of the 40% Test because YXT.COM Holding Limited is primarily engaged in the Company Business and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

[1]

All amounts presented in this response are in thousands, except for percentages, unless otherwise noted. For purposes of this response, we have treated the Company’s 39% equity interest in CEIBS Publishing Group Limited (“CEIBS”) as an investment security under the 40% Test. As of March 31, 2024, such interest was approximately RMB4,276 or approximately 1% of the Company’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounted to approximately RMB291,799. As such, and since CEIBS is no longer a consolidated subsidiary of the Company, we have not included a Section 3(a)(1)(C) analysis of CEIBS in this response.

August 1, 2024

B. Subsidiaries and Yunxuetang Network

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s subsidiaries and Yunxuetang Network (as defined below), a variable interest entity.

1)

YXT.COM Holding Limited — YXT.COM Holding Limited is not an investment company under Section 3(a)(1)(C) of the 1940 Act. On an unconsolidated basis, as of March 31, 2024, at least 60% of the value of YXT.COM Holding Limited’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in and loans to YXT.COM (HK) Limited, its wholly-owned subsidiary. YXT.COM (HK) Limited is a qualifying majority-owned subsidiary for purposes of the 40% Test because YXT.COM (HK) Limited is primarily engaged in the Company Business and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the 1940 Act. Thus, YXT.COM Holding Limited does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

2)

YXT.COM (HK) Limited – On an unconsolidated basis, as of March 31, 2024, YXT.COM (HK) Limited held short-term investments of approximately RMB 56,245 and long-term deposits of approximately RMB119,020 which consisted entirely of bank time deposits maturing in March 2025 and June 2025, respectively. As of March 31, 2024, such bank time deposits represented approximately 66% of the total unconsolidated assets (exclusive of U.S. government securities and cash items) of YXT.COM (HK) Limited, and are used for working capital purposes to support YXT.COM (HK) Limited’s operating business. Nonetheless, to eliminate any doubt as to the status of YXT.COM (HK) Limited under the 40% Test, the Company is in the process of moving such amounts to bank demand deposits so that by the time the Company’s initial public offering is concluded, at least 60% of the value of YXT.COM (HK) Limited’s total assets (exclusive of U.S. government securities and cash items) consists of its interest in Yunxuetang Information Technology (Jiangsu) Co., Ltd. (“Yunxuetang Information”), its wholly-owned subsidiary. Yunxuetang Information is a qualifying majority-owned subsidiary for purposes of the 40% Test because it is primarily engaged in the Company Business and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

3)

Yunxuetang Information — Yunxuetang Information satisfies the elements of Rule 3a-1 under the 1940 Act (as discussed below) and therefore is deemed not to be an investment company. Rule 3a-1 under the 1940 Act generally provides that an entity will be deemed not to be an investment company notwithstanding Section 3(a)(1)(C) of the 1940 Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity, (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities, (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

(a) Assets and Income Test. As of March 31, 2024, Yunxuetang Information’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consisted of the assets listed below with the following approximate values:

•	Treated as cash items: [2]

Bank demand deposits	RMB16,060

[2]

The Commission has stated that for purposes of determining compliance with Rule 3a-1, certain instruments including bank demand deposits would generally be considered cash items. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29.

August 1, 2024

Section 2(a)(36) of the 1940 Act defines “security” as:

. . . any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

•	Treated as operating assets:[3]

Trade receivables, including amounts due from the Group companies	RMB28,742
Prepaid expenses and other current assets	RMB2,055
Property, equipment and software, net	RMB13,686
Goodwill	RMB163,837
Operating lease right-of-use assets, net	RMB1,831
Other non-current assets that are not securities	RMB1,730

•	Treated as potential Relevant Securities (as defined below):

N/A	N/A
Total Assets (exclusive of cash items)	RMB211,881

On a consolidated basis with its wholly owned subsidiaries, as of March 31, 2024, Yunxuetang Information did not hold any securities (“Relevant Securities”) that are not excluded under Rule 3a-1(a) for purposes of the Rule 3a-1 assets and income tests. Therefore, less than 45% of Yunxuetang Information’s total assets (exclusive of cash items and U.S. government securities) was attributable to Relevant Securities.

In terms of net income, for the past four fiscal quarters combined, Yunxuetang Information did not hold any Relevant Securities, and therefore did not have any income attributable to Relevant Securities.

As discussed in our response dated October 27, 2022 to the Staff’s prior comment 11 (the “Prior Response”), Yunxuetang Information holds certain contractual arrangements through which it exerts primary control over, and is the primary beneficiary of, Jiangsu Yunxuetang Network Technology Co., Ltd. (“Yunxuetang Network”). Yunxuetang Information does not treat its contractual arrangements with respect to Yunxuetang Network as securities for purposes of Rule 3a-1 based on the test described in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), as discussed in greater detail in our Prior Response. Alternatively, even if Yunxuetang Information’s contractual arrangements with respect to Yunxuetang Network were considered securities under the Howey test, such contractual arrangements would be excluded from the calculation of assets and income derived from securities under Rule 3a-1(a)(4) because, as discussed below, Yunxuetang Network (a) is primarily controlled by Yunxuetang Information and (b) is not an investment company.4

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the 1940 Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although Yunxuetang Information does not technically own of record any voting securities of Yunxuetang Network, 100% of the voting securities of Yunxuetang Network is pledged to Yunxuetang Information and it has the power to vote, under an irrevocable power of attorney granted to Yunxuetang Information, 100% of the voting securities of Yunxuetang Network. In addition, Yunxuetang Information has been granted an exclusive option to purchase 100% of the voting securities of Yunxuetang Network, and is the beneficiary of all of the economic benefit of owning such securities. As such, Yunxuetang information beneficially owns 100% of Yunxuetang Network’s voting securities and controls it. Further, Yunxuetang Information primarily controls Yunxuetang Network as the foregoing arrangements apply to 100% of the voting securities of Yunxuetang Network and thus no other person has the ability to exercise the same level of control as Yunxuetang Information.

With respect to Yunxuetang Network’s status under the 1940 Act, it is not an investment company under the 1940 Act because it is primarily engaged in the Company Business and, as further discussed below, is not an investment company under Section 3(a)(1)(C) of the 1940 Act. As such, Yunxuetang Network is primarily controlled by Yunxuetang Information and is not an investment company, and therefore under Rule 3a-1(a)(4), Yunxuetang Information’s contractual arrangements with respect to Yunxuetang Network would be excluded from the calculation of Yunxuetang Information’s assets and income derived from securities, even if its interest in Yunxuetang Network were deemed to be securities (which they are not).

(b) Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company.

Since its establishment, Yunxuetang Information has been primarily engaged in the Company Business, focusing on developing innovative software solutions, expanding into new markets and staying in the forefront of the digital corporate learning industry. As demonstrated above, Yunxuetang Information does not hold any securities, and does not earn any income from securities, and therefore is not, and does not hold itself out as, primarily engaged in the business of investing, re-investing or trading in securities.

(c) Not in the Business of Issuing Face-Amount Certificates. Yunxuetang Information has not issued, and does not propose to issue, any face-amount certificates of the installment type.

(d) Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.5 As of the date of this submission, Yunxuetang Information operates its business through Yunxuetang Network for the purpose of operating the Company Business through such entity, and not with a view to sell such business. Yunxuetang Information, through Yunxuetang Network, has also made strategic investments in participants across the value chain in related industries, such as developers of talent assessment tools and content providers, for the purpose of building supply chain relationships, collaborations and access to exclusive content to support the Company Business. The primary purpose of Yunxuetang Network’s strategic investments is to maintain collaborative relationships in the industry, and to keep current with technological developments and trends among users, which are key to Yunxuetang Network’s and Yunxuetang Information’s success in the digital corporate learning solutions industry. Yunxuetang Network started making such strategic investments in 2021 and has not disposed of such investments. Thus, Yunxuetang Information is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company, and therefore is not a special situation investment company.

Based on these facts, Yunxuetang Information satisfies the elements of Rule 3a-1 and therefore is not an investment company. As such, as discussed above, YXT.COM (HK) Limited, YXT.COM Holding Limited and the Company are not investment companies under Section 3(a)(1)(C).

[3]

“Trade receivables” consist mainly of receivables for goods sold or services rendered by Yunxuetang Information. “Prepaid expenses and other current assets” consist mainly of expenses paid in advance by Yunxuetang Information for bandwidth costs and travel expenses in connection with Yunxuetang Information’s operating business. “Property, equipment and software, net” consist mainly of leasehold improvements, electronic equipment, vehicles, furniture and software; “goodwill” is in respect of the purchase of operating assets and not securities; “operating lease right-of-use assets, net” consist mainly of leased office and operational space; and “other non-current assets that are not securities” consist mainly of deposits for rented office space, in each case used in Yunxuetang Information’s operating business. Such assets are held by Yunxuetang Information for the purpose of operating the Company Business and do not fall within the definition of a “security” under Section 2(a)(36) of the 1940 Act. As such, the Company does not treat such assets as Relevant Securities (as defined above) for purposes of Rule 3a-1.

[4]	In addition, Yunxuetang Information engages in the Company Business through Yunxuetang Network, which satisfies Rule 3a-1(a)(4)(ii).

[5]	Release 10937.

August 1, 2024

4)

Yunxuetang Network – Yunxuetang Network is not an investment company under Section 3(a)(1)(C). On an unconsolidated basis, as of March 31, 2024, Yunxuetang Network’s assets consisted of the assets listed below with the following approximate values:

•	Treated as cash items:

Bank demand deposits	RMB173,986

•	Treated as operating assets:[6]

Trade receivables, including amounts due from the Group companies	RMB161,248
Prepaid expenses and other current assets	RMB6,059
Property, equipment and software, net	RMB5,827
Intangible assets, net that are not securities	RMB17,475
Operating lease right-of-use assets, net	RMB23,795
Other non-current assets that are not securities	RMB2,201

•	Treated as potential Investment Securities:

Strategic investments	RMB122,440
Total Assets (exclusive of cash items)	RMB339,045

On an unconsolidated basis, as of March 31, 2024, approximately 36% of Yunxuetang Network’s total assets (exclusive of cash items and U.S. government securities) was attributable to strategic investments, which the Company treats as potential Investment Securities. Thus, less than 40% of the value of Yunxuetang Network’s total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of Investment Securities, and Yunxuetang Network therefore is not an investment company under Section 3(a)(1)(C). As such, as discussed above, Yunxuetang Information, YXT.COM (HK) Limited, YXT.COM Holding Limited and the Company are not investment companies under Section 3(a)(1)(C).

Regarding the Section 3(a)(1)(C) analysis of Yunxuetang Information’s wholly-owned subsidiary, Hainan Yunxuetang Information Technology Co. Ltd (“Hainan Technology”), such subsidiary is not an investment company under Section 3(a)(1)(C) of the 1940 Act because less than 40% of the value of its total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of Investment Securities. Hainan Technology’s assets (exclusive of cash items and U.S. government securities) consists primarily of trade receivables from related parties for goods sold or services rendered by Hainan Technology, and Hainan Technology does not own any Investment Securities. Therefore, Hainan Technology is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

[6]

“Trade receivables” consist mainly of receivables for goods sold or services rendered by Yunxuetang Network. “Prepaid expenses and other current assets” consist mainly of expenses paid in advance by Yunxuetang Network for bandwidth costs and travel expenses to be used in Yunxuetang Network’s operating business. “Property, equipment and software, net” consist mainly of leasehold improvements, electronic equipment, vehicles, furniture and software; “intangible assets that are not securities” consist mainly of Yunxuetang Network’s license in respect of content library assets; “operating lease right-of-use assets, net” consist mainly of leased office and operational space; and “other non-current assets that are not securities” consist mainly of deposits for rented office space, in each case used in Yunxuetang Network’s operating business. Such assets held by Yunxuetang Network for the purpose of operating the Company Business and do not fall within the definition of a “security” under Section 2(a)(36) of the 1940 Act (set out in n. 4 above), and therefore are not treated as Investment Securities for purposes of Section 3(a)(1)(C).

August 1, 2024

Regarding the Section 3(a)(1)(C) analysis of Yunxuetang Network’s wholly-owned subsidiaries, Suzhou Xiwenlejian Network Technology Co., Ltd (“XWJ”), Suzhou Xuancai Network Technology Co., Ltd (“XC”) and Beijing Yunxuetang Network Technology Co., Ltd (“Beijing YXT”), such subsidiaries are not investment companies under Section 3(a)(1)(C) of the 1940 Act because less than 40% of the value of their total unconsolidated assets (exclusive of cash items and U.S. government securities) consists of Investment Securities. Each of XWJ’s, XC’s and Beijing YXT’s assets (exclusive of cash items and U.S. government securities) consist primarily of prepaid expenses and right-of-use assets, and each does not own any Investment Securities.7 Therefore, each of XWJ, XC and Beijing YST is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

As demonstrated by the discussion above, the Company, its subsidiaries and Yunxuetang Network are not investment companies under Section 3(a)(1)(C).

5. On page 85 of the registration statement, you describe Yunxuetang Information as a “qualifying majority owned subsidiary.” However, on page 16 of the registration statement, Yunxuetang Information is described as a WFOE, and the corporate structure chart on page 6 of the registration statement reflects Yunxuetang Information is a wholly owned subsidiary. Please supplementally clarify the varying descriptions for the same subsidiary, and if appropriate, within the registration statement.

The Company respectfully submits that Yunxuetang Information is an indirect wholly owned subsidiary of the Company. In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement to clarify that Yunxuetang Information is an indirect wholly owned subsidiary of the Company that is a qualifying majority owned subsidiary for purposes of the “investment securities” definition as used in Section 3(a)(1) of the 1940 Act. In addition, as disclosed in the Registration Statement, a WFOE refers to a wholly foreign-owned enterprise, which is a term used when describing the Company’s contractual arrangements with the VIEs. The Company respectfully clarifies that these descriptions refer to the same subsidiary, Yunxuetang Information, under different contexts.

*   *   *   *

[7]

XWJ also owns an interest in its wholly-owned subsidiary, Beijing Guoshi Technology Co., Ltd. (“Beiijng Guoshi”), which is primarily engaged in the Company Business. Beijing Guoshi does not own any Investment Securities and its assets consist primarily of prepaid expenses and trade receivables for goods sold or services rendered. As such, Beijing Guoshi is not an investment company under Section 3(a)(1)(C) and is a qualifying majority-owned subsidiary of XWJ for purposes of the 40% Test.

August 1, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer
YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner
Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner
PricewaterhouseCoopers Zhong Tian LLP